VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Loan Lauren P. Nguyen

                     Legal Branch Chief

July 31, 2015

Re:	Amplify Snack Brands, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-205274

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 24, 2015 and the date hereof the number of Preliminary Prospectuses dated July 24, 2015, which were furnished to 6 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 4,859 and the number of Preliminary Prospectuses dated July 30, 2015, which were furnished to 6 prospective underwriters and distributed to underwriters, institutional investors, individual dealers, brokers and others was approximately 4,859.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m., Eastern time, on August 4, 2015 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

GOLDMAN, SACHS & CO.

JEFFERIES LLC

As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
(Goldman, Sachs & Co.)

[Signature Page to Underwriters’ Acceleration Request]

JEFFERIES LLC

By:	/s/ Michael A. Bauer
Name: Michael A. Bauer
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]